

newgold™
TSX: NGD NYSE American: NGD

DRILLING AT NEW AFTON'S EAST EXTENSION CONTINUES TO DELIVER HIGH-GRADE MINERALIZATION

September 7, 2022 – New Gold Inc. ("New Gold" or the "Company") (TSX and NYSE American: NGD) is pleased to provide detailed drill results for the underground exploration program underway at its New Afton Mine and provides an update on additional exploration activities at its operations.

Highlights

- The below table provides 2022 assay result highlights for New Afton's upper portion of the East Extension (above 1.75 g/t Au and/or 1.75% Cu and an interval ≥30m). Refer to Table 2 and Table 3 at the end of this news release for full assay results and drill hole collar coordinate

Drill Hole		From (m)	To (m)	Interval (m)	Estimated True Width (m)	Au (g/t)	Cu (%)
EA22-314		299	355	56	32.8	1.37	3.00
EA22-338		378	408	30	15.3	1.94	2.23
EA22-341		132	180	48	29.9	1.92	1.78
EA22-353		116	156	40	33.8	2.01	2.08
EA22-362		134	192	58	28.1	1.31	1.75
EA22-369		90	130	40	31.9	1.61	2.31
EA22-372		136	174	38	20.5	1.56	2.31
EA22-373		310	356	46	26.7	0.96	2.43
EA22-378		115	163	48	33.5	1.87	2.33
EA22-379		131	167	36	22.3	1.08	2.46
EA22-381		104	134	30	18.9	1.84	2.19
EA22-384		243	275	32	24.2	2.32	1.79
EA22-386		153	199	46	21.4	1.83	1.85
	includes	**163**	**193**	**30**	**14.0**	**2.32**	**2.41**
EA22-387		131	215	84	45.9	1.84	3.26
	includes	**135**	**169**	**34**	**18.6**	**3.18**	**4.93**
EA22-391		132	212	80	40.7	2.11	3.00
EA22-396		152	186	34	14.6	1.01	2.54

- Results to date show continuous mineralization, within an interpreted 1% copper grade shell, averaging 300 x 30 metres in plan and 250 metres down dip with higher gold and copper grades compared with the average grade of the current New Afton Mineral Reserve estimate of 0.67g/t gold and 0.74% copper
- Results will be incorporated in the 2022 year-end New Afton Mineral Resource estimate with the potential to add valuable resources at above current Mineral Reserve grades
- Geological interpretations show additional targets for higher-grade mineralization down plunge and vertically below the upper portion of East Extension where drilling is ongoing (refer to Figure 1) and both targets have the potential to host additional mineralization similar to the upper portion of the East Extension
- Given the lateral proximity to the C-Zone, the East Extension appears to have the potential to bring additional higher-grade reserves at a low development cost into the mine plan in the near-to mid-term

"I am very encouraged by the results to date on New Afton's underground exploration program," stated Renaud Adams, President & CEO. "New Afton's underground exploration program is focused on increasing higher-grade Mineral Resources to enhance the near-term mine plan and extend the mine life. We are focused primarily on three key initiatives. The first involves defining the higher-grade zone within the upper portion of the East Extension. The second is to explore the potential down plunge extension of the higher-grade zone, and the third initiative is to test for additional mineralization beneath the higher-grade zone. The upper portion of the East Extension continues to return gold and copper assay results well above the current Mineral Reserve grades, while the lower portion down plunge and the D-Zone remain open. Given the lateral proximity to the C-Zone, the East Extension appears to have the potential to bring additional higher-grade reserves at a low development cost into the mine plan in the near-to mid-term."

New Afton Mine long section with target locations



New Afton Mine

Underground East Extension

The Company launched a phase-two drilling program for the upper zone of the East Extension in October 2021 as a follow-up to the drill holes completed in 2020 targeting the high-grade gold-copper intercepts discovered in 2019 (*refer to the Company's February 12, 2020 press release for further information*). The phase-two drilling program has been designed to define the extension and continuity of the mineralization to support a Mineral Resource estimate and evaluate the potential addition to the current life of mine plan. The Company advanced a 55 metre exploration drift to allow three diamond drills to intercept mineralization at appropriate angles to properly infill the interpreted target area (*refer to Figures 2 and 3*). The drilling program totaled 38,084 metres in 115 drill holes planned on 20 metre centers, the results of which will be incorporated in the 2022 year-end New Afton Mineral Resource estimate with the potential to add valuable resources at above current Mineral Reserve grades.

Results to date show continuous mineralization, within an interpreted 1% copper grade shell, averaging 300 x 30 metres in plan and 250 metres down dip with higher gold and copper grades compared with the average grade of the current New Afton Mineral Reserve estimate of 0.67g/t gold and 0.74% copper (*refer to Figures 2 and 3*). The upper zone of the East Extension is characterized by disseminated and fracture filled sulphide mineralization as bornite and chalcopyrite associated with potassic dominant alteration hosted in volcanic fragmental and intrusive lithologies controlled by cross-cutting faults often on lithological contacts.

Geological interpretations show additional targets for higher-grade mineralization down plunge and vertically below the upper portion of East Extension where drilling is ongoing (*refer to Figure 1*). Both targets have the potential to host additional mineralization similar to the upper portion of the East Extension.

Additional Underground Targets

An additional 5,000 metres of underground drilling is planned upon completion of the required infrastructure at the base of C-Zone development to follow up on the Artificial Intelligence (AI) target areas previously defined in 2020 and is expected to be completed by the end of 2022. The program has been designed to explore the AI Southeast and AI North target areas and to assess potential higher-grade mineralization within the D-Zone ore body (*refer to Figure 1*).

Regional Exploration

The Company completed the exploration drilling program at the Cherry Creek Trend area and is progressing the data interpretation to assess if a follow-up drilling phase is warranted. Additional drill ready targets have been defined upon geophysical and geochemical surveys completed within the priority areas of the Company's landholdings. The most prospective target is located approximately eight kilometres southwest of the New Afton Mine, where a 5,000 metre reconnaissance drilling program started in August 2022 and is expected to be completed in the fourth quarter of 2022. Additional field activities, inclusive of geological mapping and geochemical survey are in progress for drill ready target definition within the broader landholdings focused on gold-copper porphyry style mineralization.

Rainy River Mine

At Rainy River, the Company is now focusing on potential additional underground mineralization in proximity to the actual operation footprint. Compilation and interpretation of the project dataset is centered approximately 500 metres from the southern limit of the ultimate open pit (*refer to Figure 4*), where a broader alteration halo hosting gold mineralization has been intersected along strike of historical drill hole intervals with similar alteration/mineralization. A follow-up drilling program for a total of 2,000 metres is planned to begin in the fourth quarter of 2022 and completed by year end. Additional exploration activities inclusive of geological mapping and rock and soil sampling are progressing within the broader Rainy River mineral tenures, with the objective to define prospective areas for gold mineralization and further define new drill ready targets.

About New Gold

New Gold is a Canadian-focused intermediate mining company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds approximately 5% equity stake in Artemis Gold Inc., and other Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit **www.newgold.com**.

For further information, please contact:

Ankit Shah

Vice President, Strategy & Business Development
Direct: +1 (416) 324-6027
Email: ankit.shah@newgold.com

Brandon Throop

Director, Investor Relations
Direct: +1 (647) 264-5027
Email: brandon.throop@newgold.com

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward-looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: planned focus areas and initiatives regarding New Afton's underground exploration program; the continued return from the East Extension of gold and copper assay results above current grades and the potential to bring additional higher-grade reserves into the mine plan in the near-to mid-term; the intention to incorporate drilling program results into the 2022 year-end New Afton Mineral Resource estimate; the intended plans for and potential opportunities relating to resources, grades and mineralization resulting from the underground East Extension; planned additional underground drilling at New Afton and expected timing for completion; anticipated timing for completion of the reconnaissance drilling program at New Afton; the planned follow-up drilling program at Rainy River and expected timing for completion; and proposed exploration activities at New Afton and Rainy River and the objectives thereof.

All forward-looking statements in this news release are based on the opinions and estimates of management that, while considered reasonable as at the date of this press release in light of management's experience and perception of current conditions and expected developments, are inherently subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's latest annual MD&A, its most recent annual information form and technical reports on the Rainy River Mine and New Afton Mine filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations other than as set out herein; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current Mineral Reserve and Mineral Resource estimates and the grade of gold, silver and copper expected to be mined and the grade of gold, copper and silver expected to be mined; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, and commodity prices being approximately consistent with current levels and expectations for the purposes of 2022 guidance and otherwise; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the New Afton Mine and Rainy River Mine being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments or obstacles during any applicable regulatory processes; (9) there being no significant disruptions to the Company's workforce at either the Rainy River Mine or New Afton Mine due to cases of COVID-19 (including any required self-isolation requirements due to cross-border travel to the United States or any other country or any other reason) or otherwise; (10) the responses of the relevant governments to the COVID-19 outbreak being sufficient to contain the impact of the COVID-19 outbreak; (11) there being no material disruption to the Company's supply chains and workforce that would interfere with the Company's anticipated course of action at the Rainy River Mine and the New Afton Mine; and (12) the long-term economic effects of the COVID-19 outbreak not having a material adverse impact on the Company's operations or liquidity position.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: price volatility in the spot and forward markets for metals and other commodities; discrepancies between actual and estimated production, between actual and estimated costs, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; equipment malfunction, failure or unavailability; accidents; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: obtaining the necessary permits for the New Afton C-Zone; uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the C-Zone permitting process; changes in project parameters as plans continue to be refined; changing costs, timelines and development schedules as it relates to construction; the Company not being able to complete its construction projects at the Rainy River Mine or the New Afton Mine on the anticipated timeline or at all; volatility in the market price of the Company's securities; changes in national and local government legislation in the countries in which New Gold does or may in the future carry on business; controls, regulations and political or economic developments in the countries in which New Gold does or may in the future carry on business; the Company's dependence on the Rainy River Mine and New Afton Mine; the Company not being able to complete its exploration drilling programs on the anticipated timeline or at all; disruptions to the Company's workforce at either the Rainy River Mine or the New Afton Mine, or both, due to cases of COVID-19 or any required self-isolation (due to cross-border travel, exposure to a case of COVID-19 or otherwise); the responses of the relevant governments to the COVID-19 outbreak

not being sufficient to contain the impact of the COVID-19 outbreak; disruptions to the Company's supply chain and workforce due to the COVID-19 outbreak; an economic recession or downturn as a result of the COVID-19 outbreak that materially adversely affects the Company's operations or liquidity position; there being further shutdowns at the Rainy River Mine or New Afton Mine; significant capital requirements and the availability and management of capital resources; additional funding requirements; diminishing quantities or grades of Mineral Reserves and Mineral Resources; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the Technical Reports for the Rainy River Mine and New Afton Mine; impairment; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other indigenous groups; climate change, environmental risks and hazards and the Company's response thereto; tailings dam and structure failures; actual results of current exploration or reclamation activities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; global economic and financial conditions and any global or local natural events that may impede the economy or New Gold's ability to carry on business in the normal course; compliance with debt obligations and maintaining sufficient liquidity; taxation; fluctuation in treatment and refining charges; transportation and processing of unrefined products; rising costs or availability of labour, supplies, fuel and equipment; adequate infrastructure; relationships with communities, governments and other stakeholders; geotechnical instability and conditions; labour disputes; the uncertainties inherent in current and future legal challenges to which New Gold is or may become a party; defective title to mineral claims or property or contests over claims to mineral properties; competition; loss of, or inability to attract, key employees; use of derivative products and hedging transactions; counterparty risk and the performance of third party service providers; investment risks and uncertainty relating to the value of equity investments in public companies held by the Company from time to time; the adequacy of internal and disclosure controls; conflicts of interest; the lack of certainty with respect to foreign operations and legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the successful acquisitions and integration of business arrangements and realizing the intended benefits therefrom; and information systems security threats. In addition, there are risks and hazards associated with the business of mineral exploration, development, construction, operation and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's most recent annual information form, MD&A and other disclosure documents filed on and available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

QA/QC Procedure

New Gold maintains a Quality Assurance / Quality Control ("QA/QC") program at its New Afton Mine operation using industry best practices and is consistent with the QA/QC protocols in use at all of the Company's exploration and development projects. Key elements of New Gold's QA/QC program include chain of custody of samples, regular insertion of certified reference standards and blanks, and duplicate check assays. Drill core is sampled at regular two metre intervals, halved and shipped in sealed bags to Activation Laboratories Ltd. in Kamloops, British Columbia. Additional information regarding the Company's data verification and quality assurance processes is set out in the February 28, 2020 New Afton National Instrument 43-101 Technical Report titled "Technical Report on the New Afton Mine, British Columbia, Canada" available on SEDAR at www.sedar.com.

Technical Information

The scientific and technical information relating to the Mineral Resources contained herein has been reviewed and approved by Michele Della Libera, Director, Exploration for the Company. All other scientific and technical information contained in this news release has been reviewed and approved by Patrick Godin, Executive Vice President and Chief Operating Officer of New Gold. Mr. Della Libera is a Professional Geologist and a member of the Association of Professional Geoscientists of Ontario and the Engineers and Geoscientists British Columbia. Mr. Godin is a Professional Engineer and member of the Ordre des ingénieurs du Québec. Mr. Della Libera and Mr. Godin are each a "Qualified Person" for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

For additional technical information on New Gold's material properties, including a detailed breakdown of Mineral Reserves and Mineral Resources by category, as well as key assumptions, parameters, and risks, refer to New Gold's most recent annual information form filed and available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Figure 1: New Afton Mine long section with target locations and complete drill hole traces



Figure 2: New Afton Mine planview showing infill drill holes completed and copper and gold value intercepts within the East Extension higher-grade target area



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Figure 3: Isometric view looking northeast across the New Afton Mine East Extension target areas


Isometric View looking NE
5000 L
B3
55m exploration drift
4750 L
East Extension
30m wide mineralized envelope
C-Zone
East Extension down plunge
extension
4500 L
D-Zone
Target Area
4250 L
2500 N
2250 N
2000 N
1750 N

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TSX: NGD NYSE American: NGD

Figure 4: Rainy River Exploration – Pinewood South Target Location on Geology map with ultimate pit boundary and surface projective of known ore lenses


Western
433
HS
ODM
CAP
Intrepid
Pinewood South Target Area
Planned Ultimate Open pit limit
Orebody's Surface Projection
Legend
Diabase Dyke
Felsic Volcanoclastic
Heterolithic Dacite
Intermediate Volcanoclastic
Mafic Lava Flows and Gabbro Intrusions
Sedimentary Sequence
0
500
metres

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Table 2: New Afton Mine East Extension Drill Assay Summary

Drill Hole	Target Area	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Gold (g/t)	Copper (%)
EA20-270	East Extension	0	148	148		0.01	0.01
		148	162	14		0.08	0.11
		162	218	56		0.01	0.02
		218	226	8		0.01	0.10
		226	296	70		0.01	0.05
		296	302	6		0.02	0.11
		302	330	28		0.02	0.05
		330	356	26		0.12	0.05
		356	366	10		0.01	0.02
		366	392	26		0.11	0.10
		392	396	4	1.5	1.18	0.28
		396	432	36		0.04	0.05
		432	448	16		0.14	0.09
		448	482	34		0.03	0.04
		482	484	2	0.7	1.00	0.49
		484	492	8		0.11	0.06
		492	502	10		0.04	0.05
		502	504	2		0.42	0.11
		504	524	20		0.05	0.03
		524	534	10	3.7	0.42	0.25
	includes	528	530	2	0.7	1.20	0.10
		534	541.63	7.63		0.08	0.04
EA20-271	East Extension	0	6	6	not sampled		
		6	186	180		0.01	0.01
		186	228	42		0.04	0.13
		228	234	6		0.13	0.40
		234	242	8		0.02	0.06
		242	250	8		0.02	0.12
		250	334	84	32.6	0.35	0.80
	includes	252	256	4	1.6	0.26	1.26
	includes	278	284	6	2.3	0.31	1.03
	includes	320	334	14	5.4	0.82	1.98
		334	373.99	39.99		0.03	0.03
EA20-272	East Extension	0	1.5	1.5	not sampled		
		1.5	38	36.5		0.02	0.04
		38	42	4		0.26	0.30
		42	50	8		0.07	0.12
		50	66	16		0.02	0.04
		66	92	26		0.06	0.10
		92	112	20		0.04	0.06

Drill Hole	Target Area	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Gold (g/t)	Copper (%)
EA20-272	East Extension	112	128	16		0.04	0.11
		128	178	50		0.03	0.04
		178	184	6		0.07	0.12
		184	200	16		0.02	0.03
		200	208	8		0.06	0.11
		208	228	20		0.02	0.03
		228	244	16		0.01	0.19
		244	344	100	35.9	1.68	1.93
	includes	244	288	44	15.8	1.11	2.41
	includes	288	302	14	5.0	3.00	3.51
	includes	302	312	10	3.6	1.20	0.49
	includes	312	330	18	6.5	3.54	1.20
		344	406	62		0.04	0.02
		406	428	22		0.12	0.15
		428	448	20		0.05	0.07
		448	454	6		0.17	0.23
		454	461.43	7.43		0.04	0.02
EA20-273	East Extension	0	3.37	3.37	not sampled		
		3.37	96	92.63		0.01	0.01
		96	112	16		0.03	0.12
		112	132	20		0.01	0.06
		132	142	10		0.07	0.21
		142	156	14	8.2	0.15	1.41
	includes	148	154	6	3.5	0.28	2.43
		156	236	80		0.02	0.04
		236	254	18	10.6	0.13	0.41
	includes	240	242	2	1.2	0.27	1.15
		254	268	14		0.02	0.08
		268	276	8		0.07	0.28
		276	290	14		0.03	0.05
		290	296	6		0.04	0.16
		296	306.93	10.93		0.03	0.06
EA20-274	East Extension	0	0.79	0.79	not sampled		
		0.79	406	405.21		0.01	0.02
		406	430	24		0.06	0.12
		430	446	16		0.07	0.03
		446	448	2		0.75	0.11
		448	456	8		0.05	0.03
		456	472	16		0.10	0.12
		472	488	16		0.06	0.04
		488	490	2		0.61	0.57

Drill Hole	Target Area	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Gold (g/t)	Copper (%)
EA20-274		490	508	18		0.02	0.02
		508	516	8		0.25	0.07
		516	524	8		0.01	0.01
		524	536	12		0.48	0.22
		536	554	18		0.15	0.05
		554	614	60		0.01	0.03
		614	620	6		0.16	0.15
		620	674	54		0.03	0.02
		674	678	4		0.21	0.15
		678	720	42		0.02	0.03
EA20-275	East Extension	0	0.7	0.7	not sampled		
		0.7	32	31.3		0.03	0.06
		32	40	8		0.06	0.11
		40	56	16		0.25	0.18
		56	74	18		0.15	0.16
		74	144	70		0.04	0.07
		144	194	50	29.9	0.42	0.28
	includes	190	192	2	1.2	4.97	0.09
		194	250	56		0.03	0.03
EA20-276	East Extension	0	152	152		0.01	0.02
		152	170	18		0.04	0.13
		170	182	12		0.03	0.06
		182	198	16		0.04	0.10
		198	203.3	5.3		0.01	0.03
EA20-277	East Extension	0	158	158		0.02	0.03
		158	160	2		0.90	0.49
		160	226	66		0.01	0.04
		226	232	6		0.02	0.15
		232	242	10		0.25	0.32
		242	316	74		0.03	0.04
		316	338	22		0.04	0.12
		338	403.83	65.83		0.02	0.02
EA20-278	East Extension	0	0.98	0.98	not sampled		
		0.98	32	31.02		0.04	0.06
		32	50	18		0.10	0.11
		50	74	24		0.01	0.06
		74	86	12		0.05	0.12
		86	232	146		0.02	0.02
		232	324	92	22.1	1.44	2.67
	includes	232	280	48	11.5	1.54	3.63

Drill Hole	Target Area	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Gold (g/t)	Copper (%)
EA20-278	includes	290	302	12	2.9	0.07	1.40
	includes	304	324	20	4.8	2.91	2.48
		324	348	24		0.05	0.24
		348	404	56		0.03	0.04
		404	418	14		0.07	0.18
		418	446	28		0.07	0.05
		446	448	2		0.76	0.19
		448	478	30		0.01	0.01
		478	502	24		0.17	0.16
		502	526	24		0.02	0.03
		526	534	8		0.68	0.25
		534	560	26		0.16	0.07
		560	572	12	2.9	0.52	0.13
	includes	560	562	2	0.5	1.74	0.45
		572	612	40		0.04	0.04
		612	644	32	7.7	0.73	0.41
	includes	612	620	8	1.9	1.91	0.79
EA20-279	East Extension	0	472	472		0.01	0.02
		472	478	6		0.50	0.33
		478	514	36		0.12	0.11
		514	542	28		0.05	0.07
		542	548	6		0.48	0.45
		548	592	44		0.06	0.08
		592	598	6		0.27	0.43
		598	610	12		0.06	0.08
		610	646	36	7.7	0.65	0.66
	includes	626	634	8	1.7	1.08	0.59
	includes	634	640	6	1.3	0.69	1.33
		646	675.74	29.74		0.18	0.13
EA20-280	East Extension	0	2	2	not sampled		
		2	40	38		0.02	0.06
		40	60	20		0.04	0.12
		60	186	126		0.01	0.01
		186	194	8		0.24	0.07
		194	400	206		0.04	0.05
		400	408	8		0.17	0.18
		408	436	28		0.05	0.02
		436	456	20		0.16	0.03
		456	490	34		0.02	0.02
		490	502	12		0.17	0.10
		502	528	26		0.03	0.02

Drill Hole	Target Area	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Gold (g/t)	Copper (%)
EA20-280		528	532	4		0.71	0.15
		532	578	46		0.03	0.01
		578	586	8		0.27	0.17
		586	592	6		0.03	0.08
		592	600	8		0.37	0.46
		600	610	10		0.01	0.03
		610	614	4		0.32	0.25
		614	640	26		0.01	0.02
		640	656	16	2.2	0.61	0.49
	includes	642	648	6	0.8	1.20	0.82
		656	674	18		0.10	0.05
		674	684	10	1.4	0.94	1.13
		684	696	12	1.6	0.50	0.69
		696	742	46		0.01	0.02
		742	798	56	7.6	0.60	0.43
	includes	780	788	8	1.1	1.16	0.76
		798	812	14		0.08	0.07
		812	848	36	4.9	0.62	0.76
	includes	818	828	10	1.4	1.41	1.97
		848	860	12		0.04	0.06
EA20-281	East Extension	0	2	2	not sampled		
		2	514	512		0.01	0.02
		514	546	32		0.16	0.06
		546	560	14		0.06	0.06
		560	596	36		0.14	0.04
		596	688	92		0.02	0.02
		688	706	18		0.23	0.08
		706	732	26		0.03	0.03
		732	738	6	1.6	0.53	0.41
		738	820.15	82.15		0.02	0.03
EA20-282	East Extension	0	200	200	not sampled		
		200	234	34		0.01	0.02
		234	246	12		0.02	0.17
		246	256	10		0.01	0.07
		256	266	10		0.02	0.17
		266	272	6		0.03	0.42
		272	298	26		0.05	0.13
		298	428	130		0.02	0.04
		428	434	6		0.24	0.12
		434	456	22		0.03	0.03
		456	474	18		0.20	0.04

Drill Hole	Target Area	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Gold (g/t)	Copper (%)
EA20-282		474	524	50		0.03	0.04
		524	532	8		0.31	0.26
		532	576	44		0.02	0.01
		576	578	2	0.6	1.77	0.01
		578	584.74	6.74		0.01	0.01
EA20-283	East Extension	0	250	250	not sampled		
		250	348	98		0.01	0.03
		348	366.98	18.98		0.14	0.14
EA20-284	East Extension	0	250	250	not sampled		
		250	314	64		0.02	0.03
		314	322	8		0.10	0.19
		322	356	34		0.02	0.07
		356	374	18		0.11	0.15
		374	508	134		0.02	0.01
		508	514	6		0.23	0.12
		514	556	42		0.01	0.02
		556	564	8		0.41	0.13
		564	601.07	37.07		0.01	0.01
EA20-285	East Extension	0	242	242	not sampled		
		242	536	294		0.02	0.02
		536	554	18	3.3	0.52	0.87
	includes	536	546	10	1.8	0.69	1.30
		554	574	20		0.20	0.11
		574	664	90		0.04	0.02
		664	672	8		0.22	0.06
		672	712	40	7.3	0.40	0.65
	includes	682	694	12	2.2	0.44	1.17
	includes	702	706	4	0.7	1.07	0.98
		712	724	12		0.02	0.02
		724	744	20		0.14	0.13
		744	836.68	92.68		0.03	0.04
EA20-286	East Extension	0	300	300	not sampled		
		300	380	80		0.02	0.01
		380	382	2		0.42	0.29
		382	488	106		0.02	0.02
		488	492	4		0.54	0.36
		492	512	20		0.05	0.07
		512	518	6		0.48	0.14
		518	536	18		0.06	0.07
		536	544	8		0.54	0.33
		544	552	8		0.02	0.05

Drill Hole	Target Area	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Gold (g/t)	Copper (%)
EA20-286		552	560	8		0.23	0.20
		560	580	20		0.03	0.09
		580	640	60	11.2	0.22	0.33
	includes	590	592	2	0.4	0.72	1.87
		640	658	18		0.02	0.02
		658	668	10		0.28	0.05
		668	692	24		0.05	0.03
		692	698	6	1.1	0.75	0.10
	includes	696	698	2	0.4	1.34	0.14
		698	730	32		0.06	0.06
		730	760	30	5.6	0.61	0.21
	includes	738	740	2	0.4	1.93	0.59
		758	760	2	0.4	2.69	0.94
		760	800	40		0.04	0.03
		800	806	6		0.35	0.42
		806	820	14		0.11	0.10
		820	832	12		0.04	0.04
		832	843.44	11.44		0.12	0.05
EA20-287	East Extension	0	300	300	not sampled		
		300	366	66		0.02	0.02
		366	374	8		0.19	0.09
		374	516	142		0.02	0.02
		516	520	4		0.45	0.82
		520	534	14		0.11	0.09
		534	588	54		0.04	0.04
		588	604	16		0.13	0.14
		604	646	42	11.7	1.40	1.45
	includes	612	642	30	8.4	1.71	1.82
		646	657	11		0.17	0.06
EA20-288	East Extension	0	6	6	not sampled		
		6	160	154		0.01	0.02
		160	170	10		0.07	0.11
		170	194	24		0.04	0.05
		194	218	24		0.02	0.14
		218	410.57	192.57		0.02	0.04
EA21-305	East Extension	0	6.5	6.5	not sampled		
		6.5	80	73.5		0.01	0.01
		80	84	4		0.18	0.01
		84	316	232		0.01	0.01
		316	330	14		0.03	0.30
		330	358	28		0.02	0.11

Drill Hole	Target Area	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Gold (g/t)	Copper (%)
EA21-305		358	412	54.0	26.0	1.07	1.06
	includes	386	412	26.0	12.5	2.18	1.90
		412	449	26.0		0.03	0.03
EA21-307	Upper East Extension	0	6.1	6.1	not sampled		
		6.1	316	309.9		0.01	0.01
		316	352	36		0.05	0.15
		352	376	24		0.03	0.07
		376	422	46	24.7	1.63	0.61
	includes	378	388	10	5.4	2.98	1.04
	includes	406	414	8	4.3	2.41	0.92
		422	475	8		0.03	0.04
EA21-308	East Extension	0	1.5	1.5	not sampled		
		1.5	251	249.5		0.01	0.01
		251	259	8		0.04	0.13
		259	447	188		0.01	0.02
		447	469	22		0.21	0.16
		469	503	34		0.06	0.06
EA21-309	East Extension	0	6	6	not sampled		
		6	236	230		0.01	0.01
		236	240	4		0.23	0.03
		240	416	176		0.03	0.03
		416	426	10		0.04	0.15
		426	430	4		0.26	0.28
		430	441.2	11.2		0.01	0.01
EA21-310	East Extension	0	38	38	not sampled		
EA21-311	East Extension	0	5	5	not sampled		
		5	320	315		0.02	0.02
		320	332	12		0.02	0.55
		332	370	38		0.01	0.11
		370	380	10	5.2	0.11	1.02
		380	396	16		0.03	0.21
		396	425	29		0.03	0.02
EA21-312	East Extension	0	3.2	3.2	not sampled		
		3.2	317	313.8		0.01	0.01
		317	335	18		0.04	0.25
		335	381	46		0.03	0.09
		381	415	34	17.0	0.10	0.81
	includes	395	409	14	7.0	0.15	1.27
		415	425	10		0.01	0.01

Drill Hole	Target Area	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Gold (g/t)	Copper (%)
EA22-313	East Extension	0	4.56	4.56	not sampled		
		4.56	314	309.44		0.01	0.01
		314	348	34	18.7	2.37	2.25
	includes	314	336	22	12.1	3.14	2.56
	includes	340	348	8	4.4	1.37	2.44
		348	362	14		0.09	0.25
		362	376	14	7.7	1.26	2.02
	includes	370	376	6	3.3	1.76	2.50
		376	384	8		0.13	0.19
		384	398	14		0.01	0.02
EA22-314	East Extension	0	3.18	3.18	not sampled		
		3.18	287	283.82		0.01	0.02
		287	299	12		0.04	0.11
		299	355	56	32.8	1.37	3.00
	includes	299	317	18	10.5	2.25	5.71
	includes	317	337	20	11.7	0.52	1.35
	includes	337	355	18	10.5	1.44	2.12
		355	389	34		0.02	0.01
EA22-315	East Extension	0	3	3	not sampled		
		3	237	234		0.01	0.01
		237	305	68	45.4	0.84	1.22
	includes	241	269	28	18.7	1.77	2.24
		305	329	24		0.02	0.11
EA22-316	East Extension	0	4.25	4.25	not sampled		
		4.25	296	291.75		0.01	0.01
		296	304	8		0.02	0.12
		304	344	40	22.5	1.27	2.00
	includes	310	334	24	13.5	1.99	3.01
		344	384	40		0.09	0.17
		384	392	8		0.01	0.02
EA22-318	East Extension	0	4	4	not sampled		
		4	236	232		0.01	0.01
		236	242	6		0.01	0.20
		242	274	32	23.0	0.96	1.45
		274	293	19		0.04	0.10
EA22-319	East Extension	0	296	296	not sampled		
		296	306	10		0.02	0.04
		306	374	68		0.01	0.21
		374	400	26	13.0	0.02	0.63
		400	406	6		0.04	0.23

Drill Hole	Target Area	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Gold (g/t)	Copper (%)
EA22-319		406	420	14		0.07	0.02
EA22-320	East Extension	0	200	200	not sampled		
		200	212	12		0.01	0.03
		212	236	24		0.02	0.10
		236	238	2	1.6	0.01	0.48
		238	271.82	33.82		0.01	0.03
EA22-321	East Extension	0	7	7	not sampled		
		7	227	220		0.01	0.01
		227	253	26	20.5	0.06	0.97
	includes	245	251	6	4.7	0.12	2.62
		253	283	30		0.02	0.03
		283	323	40		0.04	0.14
EA22-322	East Extension	0	260	260	not sampled		
		260	296	36		0.01	0.03
		296	318	22	14.1	0.36	0.50
	includes	300	302	2	1.3	2.42	1.31
		318	336	18		0.03	0.12
		336	353	17		0.01	0.04
EA22-323	East Extension	0	231	231	not sampled		
		231	239	8		0.11	0.16
		239	269	30		0.02	0.03
		269	281	12	8.9	0.15	0.56
	includes	277	279	2	1.5	0.27	1.15
		281	295	14		0.02	0.06
		295	308	13		0.20	0.16
EA22-324	East Extension	0	250	250	not sampled		
		250	256	6		0.01	0.02
		256	262	6		0.02	0.23
		262	288	26	18.1	0.71	0.78
	includes	268	274	6	4.2	2.18	2.40
		288	311	23		0.01	0.01
EA22-325	East Extension	0	256	256	not sampled		
		256	282	26	18.4	0.72	0.54
	includes	272	274	2	1.4	3.90	1.34
		282	286	4		0.06	0.06
		286	288	2	1.4	1.02	1.01
		288	312	24		0.12	0.17
		312	326	14		0.02	0.02
EA22-326	East Extension	0	236	236	not sampled		

Drill Hole	Target Area	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Gold (g/t)	Copper (%)
EA22-326		236	248	12		0.01	0.08
		248	292	44	28.5	1.13	1.61
	includes	248	270	22	14.3	1.55	1.96
	includes	280	286	6	3.9	1.49	2.54
		292	306	14	9.1	0.21	0.33
		306	322	16		0.04	0.06
		322	328	6	3.9	1.89	2.34
		328	365	37		0.09	0.20
EA22-327	East Extension	0	206	206	not sampled		
		206	330	124		0.01	0.03
		330	336	6	3.6	0.76	1.01
		336	352	16		0.08	0.20
		352	356	4	2.4	0.24	1.07
		356	377	21		0.01	0.08
EA22-328	East Extension	0	280	280	not sampled		
		280	298	18		0.02	0.10
		298	334	36	22.4	1.13	1.12
	includes	302	318	16	9.9	2.16	1.73
		334	358	24		0.05	0.06
		358	374.5	16.5	10.3	0.74	1.35
	includes	358	368	10	6.2	0.98	1.93
EA22-329	East Extension	0	335	335	not sampled		
		335	349	14		0.05	0.19
		349	401	52		0.03	0.06
		401	405	4	2.0	0.18	0.29
		405	413	8		0.01	0.00
EA22-330	East Extension	0	297	297	not sampled		
		297	397	100		0.03	0.13
		397	411	14	6.8	2.27	1.57
	includes	405	411	6	2.9	5.26	2.44
		411	425	14		0.04	0.02
EA22-331	East Extension	0	374	374	not sampled		
		374	392	18		0.08	0.11
		392	398	6	3.1	0.61	0.33
	includes	394	396	2	1.0	1.20	0.55
		398	434	36		0.03	0.05
		434	446	12	6.1	0.16	0.26
		446	464	18	9.2	0.70	1.07
	includes	448	458	10	5.1	0.95	1.54
		464	479	15		0.06	0.04

Drill Hole	Target Area	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Gold (g/t)	Copper (%)
EA22-332	East Extension	0	290	290	not sampled		
		290	302	12		0.04	0.06
		302	312	10	6.0	0.20	0.53
		312	340	28		0.02	0.07
		340	347	7		0.06	0.16
EA22-333	East Extension	0	302	302	not sampled		
		302	338	36		0.04	0.11
		338	344	6	2.8	0.16	0.27
		344	382	38		0.03	0.05
		382	408	26		0.02	0.12
		408	455	47		0.05	0.04
EA22-334	East Extension	0	288	288	not sampled		
		288	316	28		0.02	0.03
		316	400	84		0.03	0.12
		400	412	12	6.1	0.11	0.28
		412	455	43		0.02	0.05
EA22-335	East Extension	0	3	3	not sampled		
		3	91	88		0.01	0.01
		91	99	8		0.04	0.10
		99	123	24		0.03	0.04
		123	127	4		0.01	0.18
		127	177	50	25.5	1.05	1.29
	includes	141	161	20	10.2	1.87	2.05
		177	199	22		0.08	0.12
		199	254	55		0.02	0.02
EA22-336	East Extension	0	136	136		0.01	0.02
		136	144	8		0.05	0.17
		144	168	24		0.01	0.01
EA22-337	East Extension	0	351	351	not sampled		
		351	395	44		0.02	0.03
		395	459	64		0.07	0.11
EA22-338	East Extension	0	306	306	not sampled		
		306	318	12		0.03	0.02
		318	364	46		0.02	0.20
		364	408	44	22.5	1.33	1.77
	includes	378	408	30	15.3	1.94	2.23
		408	435	27		0.05	0.04
EA22-339	East Extension	0	4.27	4.27	not sampled		
		4.27	74	69.73		0.02	0.02

Drill Hole	Target Area	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Gold (g/t)	Copper (%)
EA22-339		74	80	6		0.02	0.14
		80	90	10	5.8	0.03	0.32
		90	140	50		0.06	0.16
		140	154	14	8.1	0.77	0.64
	includes	148	150	2	1.2	2.12	1.09
		154	177	23		0.02	0.06
EA22-340	East Extension	0	2.32	2.32	not sampled		
		2.32	56	53.68		0.03	0.02
		56	96	40		0.08	0.12
		96	102	6	4.0	0.27	0.82
		102	128	26		0.12	0.13
		128	158	30		0.03	0.04
EA22-341	East Extension	0	2	2	not sampled		
		2	132	130		0.01	0.02
		132	180	48	29.9	1.92	1.78
	includes	136	152	16	10.0	5.12	4.29
		180	200	20		0.06	0.10
		200	212	12	7.5	0.84	0.64
	includes	202	204	2	1.2	2.57	0.54
		212	227	15		0.08	0.04
EA22-342	East Extension	0	75	75	not sampled		
		75	89	14		0.02	0.02
		89	95	6	6.0	0.05	0.43
		95	144	49		0.01	0.03
EA22-343	East Extension	0	270	270	not sampled		
		270	314	44		0.01	0.03
		314	396	82	46.8	1.42	1.49
	includes	318	340	22	12.5	3.78	3.44
		396	413	17		0.01	0.01
EA22-344	East Extension	0	80	80	not sampled		
		80	110	30		0.03	0.08
		110	122	12	7.2	0.08	0.33
		122	146	24	14.3	3.14	1.96
		146	170	24		0.05	0.04
EA22-345	East Extension	0	94	94	not sampled		
		94	114	20		0.01	0.05
		114	138	24	23.6	0.54	1.50
	includes	130	136	6	5.9	1.46	2.61
		138	150	12		0.05	0.12

Drill Hole	Target Area	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Gold (g/t)	Copper (%)
EA22-345		150	154	4	3.9	0.55	0.82
		154	165	11		0.03	0.02
EA22-346	East Extension	0	228	228	not sampled		
		228	298	70		0.02	0.05
		298	336	38	22.5	0.94	1.26
	includes	300	308	8	4.7	2.95	2.92
	includes	316	320	4	2.4	0.62	2.33
		336	357	21		0.10	0.19
EA22-347	East Extension	0	4.26	4.26	not sampled		
		4.26	118	113.74		0.03	0.02
		118	126	8	3.4	0.06	0.33
		126	144	18		0.02	0.09
		144	146	2	0.8	2.02	2.86
		146	176	30		0.04	0.13
		176	218	42	17.8	2.62	1.03
		218	246	28		0.01	0.01
EA22-348	East Extension	0	1	1	not sampled		
		1	55	54		0.02	0.02
		55	91	36		0.06	0.14
		91	103	12	5.1	1.87	2.41
	includes	93	101	8	3.4	2.46	3.05
		103	137	34		0.01	0.02
EA22-349	East Extension	0	275	275	not sampled		
		275	373	98		0.02	0.02
		373	405	32		0.08	0.14
		405	453	48	26.3	0.47	0.37
EA22-350	East Extension	0	3.65	3.65	not sampled		
		3.65	75	71.35		0.02	0.02
		75	85	10	8.7	2.83	3.80
		85	99	14		0.03	0.04
		99	101	2	1.7	0.06	0.48
		101	114	13		0.02	0.07
EA22-351	East Extension	0	100	100	not sampled		
		100	110	10		0.01	0.11
		110	144	34	27.3	0.45	1.71
	includes	126	138	12	9.6	0.89	2.42
		144	149	5		0.05	0.02
EA22-352	East Extension	0	66	66	not sampled		
		66	120	54		0.11	0.13

Drill Hole	Target Area	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Gold (g/t)	Copper (%)
EA22-352		120	140	20	13.7	0.76	2.25
	includes	130	138	8	5.5	1.51	3.42
		140	152	12	8.2	0.70	0.12
		152	154	2	1.4	0.06	0.49
		154	206	52		0.02	0.05
EA22-353	East Extension	0	56	56	not sampled		
		56	58	2		0.00	0.02
		58	62	4	3.4	0.02	0.59
		62	116	54		0.01	0.01
		116	156	40	33.8	2.01	2.08
		156	164	8	6.8	0.11	0.33
		164	174	10		0.01	0.07
		174	180	6	5.1	0.36	0.65
		180	194	14		0.02	0.13
EA22-354	East Extension	0	88	88	not sampled		
		88	108	20		0.01	0.02
		108	114	6		0.01	0.02
		114	120	6	4.3	0.02	0.41
		120	146	26	18.7	2.85	3.96
		146	166	20	14.4	0.24	0.50
		166	239	73		0.04	0.03
EA22-355	East Extension	0	100	100	not sampled		
		100	142	42		0.07	0.09
		142	170	28	15.9	0.16	0.24
		170	197	27		0.10	0.16
EA22-356	East Extension	0	98	98	not sampled		
		98	114	16		0.01	0.02
		114	120	6		0.11	0.06
		120	154	34		0.01	0.01
EA22-357	East Extension	0	241	241	not sampled		
		241	257	16		0.02	0.23
		257	287	30	20.5	0.21	1.45
		287	297	10		0.02	0.00
EA22-358	East Extension	0	370	370	not sampled		
		370	434	64		0.02	0.05
		434	440	6		0.15	0.11
EA22-359	East Extension	0	96	96	not sampled		
		96	134	38		0.01	0.07
		134	202	68	33.2	1.38	1.95
	includes	160	186	26	12.7	2.51	2.55

Drill Hole	Target Area	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Gold (g/t)	Copper (%)
EA22-359		202	209	7		0.07	0.08
EA22-360	East Extension	0	2.25	2.25	not sampled		
		2.25	88	85.75		0.03	0.05
		88	100	12	8.2	0.50	0.93
		100	118	18		0.10	0.17
		118	120	2	1.4	0.45	0.38
		120	143	23		0.09	0.03
EA22-361	East Extension	0	3	3	not sampled		
		3	69	66		0.02	0.03
		69	77	8	6.9	1.19	1.47
		77	112	35		0.04	0.03
EA22-362	East Extension	0	104	104	not sampled		
		104	134	30		0.01	0.05
		134	192	58	28.1	1.31	1.75
		192	202	10	4.8	0.37	0.26
		202	233	31		0.05	0.05
EA22-363	East Extension	0	288	288	not sampled		
		288	334	46		0.01	0.03
		334	368	34	19.8	0.16	0.65
	includes	360	366	6	3.5	0.39	1.71
		368	396	28		0.03	0.11
EA22-364	East Extension	0	2.2	2.2	not sampled		
		2.2	88	85.8		0.02	0.03
		88	132	44		0.05	0.11
		132	178	46	24.2	1.47	1.04
		178	203	25		0.06	0.08
EA22-365	East Extension	0	383	383	not sampled		
		383	393	10		0.02	0.04
		393	403	10		0.03	0.15
		403	413	10		0.01	0.04
		413	431	18		0.07	0.23
		431	446	15		0.02	0.03
EA22-366	East Extension	0	92	92	not sampled		
		92	104	12		0.02	0.02
		104	136	32		0.08	0.18
		136	143	7		0.02	0.03
EA22-367	East Extension	0	47	47	not sampled		
		47	83	36		0.02	0.05
		83	105	22	16.9	1.56	1.57

Drill Hole	Target Area	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Gold (g/t)	Copper (%)
EA22-367	includes	91	95	4	3.1	5.77	3.37
		105	143	38		0.04	0.01
EA22-368	East Extension	0	65	65	not sampled		
		65	97	32		0.03	0.08
		97	113	16	11.4	0.02	0.33
		113	137	24	17.2	1.82	2.04
		127	149	22		0.07	0.06
EA22-369	East Extension	0	82	82	not sampled		
		82	90	8		0.03	0.08
		90	130	40	31.9	1.61	2.31
		130	148	18		0.02	0.02
		148	150	2	1.6	0.18	0.47
		150	159	9		0.01	0.03
EA22-370	East Extension	0	105	105	not sampled		
		105	131	26		0.02	0.06
		131	165	34	23.6	0.70	0.90
		165	175	10		0.03	0.06
EA22-371	East Extension	0	95	95	not sampled		
		95	99	4		0.02	0.09
		99	107	8	7.8	0.35	0.40
	includes	101	103	2	1.9	1.04	0.98
		107	140	33		0.03	0.02
EA22-372	East Extension	0	110	110	not sampled		
		110	132	22		0.03	0.13
		132	192	60	32.3	1.21	1.72
	includes	136	174	38	20.5	1.56	2.31
		192	224	32		0.04	0.06
EA22-373	East Extension	0	288	288	not sampled		
		288	310	22		0.02	0.04
		310	356	46	26.7	0.96	2.43
	includes	312	330	18	10.4	1.63	4.67
		356	366	10		0.04	0.05
		366	382	16	9.3	0.15	0.30
EA22-374	East Extension	0	260	260	not sampled		
		260	270	10		0.02	0.05
		270	344	74	45.9	0.21	0.33
		344	376	32	19.9	0.81	0.90
		376	381	5		0.01	0.02
EA22-375	East Extension	0	94	94	not sampled		

Drill Hole	Target Area	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Gold (g/t)	Copper (%)
EA22-375		94	114	20		0.02	0.19
		114	150	36	31.2	0.57	1.70
	includes	120	142	22	19.1	0.70	2.26
		150	164	14		0.03	0.08
EA22-376	East Extension	0	331	331	not sampled		
		331	355	24		0.11	0.16
		355	361	6	2.9	0.13	0.49
		361	393	32		0.03	0.13
		393	427	34	16.7	1.13	1.07
	includes	405	419	14	6.9	2.6	1.9
		427	436	9		0.02	0.02
EA22-377	East Extension	0	116	116	not sampled		
		116	126	10		0.02	0.05
		126	148	22	22.0	1.97	2.03
	includes	138	144	6	6.0	6.50	4.12
		148	159	11		0.05	0.10
EA22-378	East Extension	0	3	3	not sampled		
		3	79	76		0.02	0.01
		79	83	4		0.25	0.11
		83	99	16		0.03	0.05
		99	115	16		0.02	0.11
		115	163	48	33.5	1.87	2.33
	includes	121	137	16	11.2	1.70	3.66
	includes	143	153	10	7.0	4.53	2.05
		163	170	7		0.03	0.02
EA22-379	East Extension	0	1.5	1.5	not sampled		
		1.5	123	121.5		0.04	0.05
		123	177	54	33.5	0.82	1.96
	includes	131	167	36	22.3	1.08	2.46
		177	185	8		0.06	0.15
EA22-380	East Extension	0	242	242	not sampled		
		242	248	6		0.01	0.03
		248	256	8	5.5	0.06	0.61
		256	292	36	24.7	1.53	1.60
		292	334	42	28.8	0.19	0.38
		334	368	34		0.04	0.08
EA22-381	East Extension	0	80	80	not sampled		
		80	98	18		0.03	0.09
		98	104	6	3.8	0.04	0.42

Drill Hole	Target Area	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Gold (g/t)	Copper (%)
EA22-381		104	154	50	31.6	1.60	1.59
	includes	104	134	30	18.9	1.84	2.19
		154	173	19		0.13	0.02
EA22-383	East Extension	0	103	103	not sampled		
		103	127	24		0.04	0.08
		127	163	36	27.6	0.89	1.02
	includes	135	143	8	6.1	2.95	2.02
		163	179	16		0.11	0.12
EA22-384	East Extension	0	229	229	not sampled		
		229	243	14		0.01	0.02
		243	275	32	24.2	2.32	1.79
	includes	251	257	6	4.5	9.38	6.08
		275	287	12		0.03	0.08
		287	295	8	6.1	0.71	0.78
		295	308	13		0.03	0.05
EA22-385	East Extension	0	245	245	not sampled		
		245	255	10		0.02	0.06
		255	285	30	22.5	0.68	1.26
	includes	271	281	10	7.5	1.59	2.11
		285	297	12		0.02	0.03
		297	323	26	19.5	0.21	0.24
EA22-386	East Extension	0	107	107	not sampled		
		107	139	32		0.05	0.11
		139	153	14	6.52	0.30	0.26
		153	199	46	21.4	1.83	1.85
	includes	163	193	30	14.0	2.32	2.41
		199	210	11		0.26	0.07
EA22-387	East Extension	0	103	103	not sampled		
		103	131	28		0.02	0.02
		131	215	84	45.9	1.84	3.26
	includes	135	169	34	18.6	3.18	4.93
	includes	177	187	10	5.5	3.00	4.79
		215	226	11		0.05	0.05
EA22-388	East Extension	0	326	326	not sampled		
		326	372	46		0.03	0.06
		372	386	14		0.05	0.13
		386	408	22	12.0	0.10	1.51
	includes	386	400	14	7.7	0.13	2.24
		408	425	17	9.3	0.39	0.01

Drill Hole	Target Area	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Gold (g/t)	Copper (%)
EA22-389	East Extension	0	225	225	not sampled		
		225	235	10		0.02	0.09
		235	267	32	25.4	0.40	0.94
	includes	245	265	20	15.9	0.58	1.25
		267	287	20		0.02	0.01
EA22-390	East Extension	0	120	120	not sampled		
		120	134	14		0.02	0.05
		134	142	8	4.1	0.34	0.51
		142	170	28	14.2	3.27	1.74
		170	198	28	14.2	1.08	0.83
	includes	184	190	6	3.1	2.64	1.86
		198	204	6		0.07	0.04
EA22-391	East Extension	0	120	120	not sampled		
		120	132	12		0.01	0.09
		132	212	80	40.7	2.11	3.00
	includes	140	162	22	11.2	3.72	3.81
	includes	188	212	24	12.2	1.96	4.11
		212	258	46		0.03	0.03
EA22-392	East Extension	0	380	380	not sampled		
		380	436	56		0.10	0.13
		436	460	24	12.0	0.58	0.56
	includes	438	442	4	2.0	1.15	1.12
		460	468	8		0.17	0.07
EA22-393	East Extension	0	250	250	not sampled		
		250	276	26		0.02	0.03
		276	292	16	11.5	0.75	0.62
	includes	276	284	8	5.7	1.36	0.63
		292	318	26		0.04	0.10
EA22-394	East Extension	0	82	82	not sampled		
		82	96	14		0.01	0.04
		96	110	14		0.08	0.19
		110	126	16		0.04	0.02
		126	152	26		0.12	0.18
		152	204	52	27.0	1.02	0.39
	includes	158	162	4	2.1	1.85	0.39
	includes	178	184	6	3.1	4.79	1.06
		204	236	32		0.05	0.02
EA22-395	East Extension	0	96	96	not sampled		
		96	102	6		0.01	0.05

Drill Hole	Target Area	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Gold (g/t)	Copper (%)
EA22-395		102	116	14		0.02	0.19
		116	152	36		0.01	0.01
EA22-396	East Extension	0	140	140	not sampled		
		140	208	68	29.2	0.60	1.50
includes		152	186	34	14.6	1.01	2.54
		208	244	36		0.04	0.08
EA22-397	East Extension	0	281	281	not sampled		
		281	351	70		0.01	0.06
EA22-399	East Extension	0	94	94	not sampled		
		94	118	24		0.01	0.03
		118	120	2	1.2	0.03	1.07
		120	130	10		0.02	0.14
		130	180	50	29.5	1.61	1.85
includes		130	158	28	16.5	2.01	2.45
		180	195	15		0.11	0.17
EA22-400	East Extension	0	357	357	not sampled		
		357	381	24		0.09	0.14
		381	403	22		0.04	0.06
		403	441	38	20.8	0.55	0.41
includes		433	437	4	2.2	1.83	0.90
		441	457	16		0.01	0.03
		457	459	2	1.09	0.88	0.47
		459	473	14		0.07	0.05
		473	489	16	8.8	0.33	0.07
EA22-401	East Extension	0	280	280	not sampled		
		280	316	36		0.01	0.04
		316	326	10		0.04	0.11
		326	329	3	2.2	0.18	0.43
EA22-403	East Extension	0	70	70	not sampled		
		70	80	10		0.04	0.16
		80	106	26	19.8	0.58	0.93
includes		80	90	10	7.6	1.00	1.83
		106	137	31		0.04	0.06
EA22-405	East Extension	0	74	74	not sampled		
		74	88	14		0.02	0.05
		88	90	2	1.8	0.34	0.70
		90	152	62		0.04	0.02
EA22-407	East Extension	0	3	3	not sampled		

Drill Hole	Target Area	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Gold (g/t)	Copper (%)
EA22-407		3	57	54		0.03	0.03
		57	63	6	5.77	1.07	0.62
		63	121	58		0.04	0.05
		121	159	38	36.54	0.24	0.43
		159	161	2		0.05	0.04

Table 3: New Afton Mine East Extension Drill Hole Collar Coordinates (total depth rounded to closest metre)

Drill Hole ID	UTM_North (m)	UTM_East (m)	Elevation (metres above sea level)	Total Depth (m)	Azimuth (degrees)	Dip (degrees)
EA20-270	5614894	675409	16	542	152.60	-68.33
EA20-271	5614893	675408	17	374	183.10	-67.21
EA20-272	5614795	675418	-7	461	214.68	-69.01
EA20-273	5614894	675409	15	307	127.51	-53.96
EA20-274	5614892	675409	16	720	188.36	-75.37
EA20-275	5614796	675418	-7	250	226.12	-53.26
EA20-276	5614893	675410	16	203	150.11	-31.94
EA20-277	5614894	675410	15	404	127.41	-61.08
EA20-278	5614796	675418	-7	644	197.59	-76.13
EA20-279	5614894	675408	16	676	147.43	-77.64
EA20-280	5614796	675419	-6	860	171.74	-82.19
EA20-281	5614892	675407	15	820	217.03	-74.93
EA20-282	5614796	675418	-7	585	225.44	-73.06
EA20-283	5614892	675408	15	367	215.29	-42.91
EA20-284	5614893	675407	18	601	192.89	-69.13
EA20-285	5614796	675418	-5	837	241.23	-79.54
EA20-286	5614893	675408	15	843	171.87	-79.26
EA20-287	5614796	675418	-5	657	242.92	-73.87
EA20-288	5614895	675409	16	411	92.91	-43.33
EA21-305	5614817	675294	32	449	165.10	-61.28
EA21-307	5614817	675294	32	475	189.53	-57.56
EA21-308	5614823	675322	32	503	126.84	-65.32
EA21-309	5614817	675294	32	441	142.30	-61.28
EA21-310	5614823	675322	32	38	177.47	-58.24
EA21-311	5614817	675295	31	425	151.61	-58.88
EA21-312	5614817	675294	31	425	184.93	-59.94
EA22-313	5614816	675295	32	398	164.25	-56.60
EA22-314	5614818	675304	32	389	171.92	-54.18
EA22-315	5614819	675305	31	329	138.78	-48.15
EA22-316	5614817	675295	32	392	145.17	-55.73
EA22-318	5614819	675304	32	293	126.13	-44.00
EA22-319	5614817	675294	32	420	158.06	-60.03
EA22-320	5614819	675304	32	272	124.61	-36.02
EA22-321	5614819	675304	32	323	120.49	-37.85

Drill Hole ID	UTM_North (m)	UTM_East (m)	Elevation (metres above sea level)	Total Depth (m)	Azimuth (degrees)	Dip (degrees)
EA22-322	5614817	675294	32	353	131.25	-50.00
EA22-323	5614819	675304	32	308	118.13	-42.05
EA22-324	5614814	675285	32	311	147.02	-45.84
EA22-325	5614817	675294	32	326	128.09	-44.86
EA22-326	5614819	675305	31	365	135.71	-49.62
EA22-327	5614817	675294	32	377	135.89	-53.25
EA22-328	5614814	675284	32	375	145.77	-51.61
EA22-329	5614819	675305	31	413	141.62	-59.60
EA22-330	5614817	675295	32	425	160.82	-60.98
EA22-331	5614814	675284	32	479	192.81	-59.31
EA22-332	5614820	675305	32	347	134.96	-53.22
EA22-333	5614817	675295	32	455	179.64	-62.44
EA22-334	5614813	675284	32	455	178.42	-59.36
EA22-335	5614738	675379	-121	254	169.67	-59.38
EA22-336	5614750	675381	-120	168	101.54	8.01
EA22-337	5614816	675295	32	459	165.48	-64.12
EA22-338	5614814	675284	32	435	165.55	-59.34
EA22-339	5614708	675368	-124	177	183.32	-54.44
EA22-340	5614708	675368	-124	158	175.08	-48.62
EA22-341	5614740	675380	-121	227	125.30	-51.51
EA22-342	5614750	675381	-120	144	112.63	-0.75
EA22-343	5614814	675284	32	413	155.43	-55.26
EA22-344	5614708	675367	-123	170	169.08	-53.37
EA22-345	5614750	675381	-120	165	102.62	-10.82
EA22-346	5614818	675294	32	357	141.72	-53.68
EA22-347	5614709	675367	-123	246	163.18	-64.92
EA22-348	5614740	675381	-121	137	166.97	-40.12
EA22-349	5614814	675283	32	453	200.20	-56.84
EA22-350	5614749	675381	-120	114	135.75	-29.60
EA22-351	5614740	675381	-121	149	120.19	-36.56
EA22-352	5614708	675367	-124	206	205.23	-46.69
EA22-353	5614750	675381	-121	194	109.59	-32.35
EA22-354	5614740	675381	-122	239	126.33	-44.01
EA22-355	5614708	675367	-123	197	203.17	-55.45
EA22-356	5614750	675382	-120	154	117.43	-12.52
EA22-357	5614818	675294	32	297	145.87	-46.98
EA22-358	5614814	675284	33	440	173.60	-61.70
EA22-359	5614739	675380	-122	209	149.56	-60.82
EA22-360	5614709	675367	-123	143	112.70	-47.07
EA22-361	5614747	675382	-121	112	162.23	-30.27
EA22-362	5614740	675381	-121	288	156.60	-61.07
EA22-363	5614817	675292	33	396	138.96	-54.35
EA22-364	5614709	675367	-123	203	163.88	-58.24
EA22-365	5614815	675283	34	446	167.52	-61.64

Drill Hole ID	UTM_North (m)	UTM_East (m)	Elevation (metres above sea level)	Total Depth (m)	Azimuth (degrees)	Dip (degrees)
EA22-366	5614750	675381	-118	143	106.45	-5.40
EA22-367	5614739	675380	-121	143	153.14	-39.99
EA22-368	5614709	675368	-123	149	141.53	-44.36
EA22-369	5614740	675381	-121	159	130.32	-37.04
EA22-370	5614749	675381	-120	175	121.81	-45.98
EA22-371	5614750	675382	-120	140	109.47	-13.11
EA22-372	5614709	675368	-123	224	137.69	-57.43
EA22-373	5614814	675284	32	384	151.21	-54.55
EA22-374	5614818	675294	32	381	138.43	-51.66
EA22-375	5614738	675381	-130	164	112.75	-29.84
EA22-376	5614813	675283	32	436	171.84	-60.60
EA22-377	5614749	675381	-120	159	98.09	-0.65
EA22-378	5614738	675381	-130	170	137.68	-45.76
EA22-379	5614707	675367	-124	185	141.51	-51.70
EA22-380	5614816	675293	32	368	133.92	-46.71
EA22-381	5614709	675368	-123	173	157.93	-50.84
EA22-383	5614740	675379	-121	179	117.26	-40.05
EA22-384	5614815	675285	32	308	132.42	-40.76
EA22-385	5614818	675294	32	323	124.18	-41.35
EA22-386	5614709	675368	-123	210	158.72	-62.27
EA22-387	5614739	675379	-122	226	128.61	-56.92
EA22-388	5614815	675284	32	425	144.60	-56.80
EA22-389	5614817	675294	32	287	126.92	-37.55
EA22-390	5614707	675367	-124	204	173.80	-59.49
EA22-391	5614738	675381	-130	265	138.16	-59.42
EA22-392	5614814	675285	32	468	189.45	-60.19
EA22-393	5614817	675294	32	318	124.59	-44.17
EA22-394	5614707	675367	-124	236	187.41	-58.82
EA22-395	5614750	675382	-119	152	106.96	7.65
EA22-396	5614739	675379	-122	244	165.92	-64.57
EA22-397	5614818	675294	32	351	125.74	-49.64
EA22-399	5614749	675381	-121	195	144.70	-53.83
EA22-400	5614814	675284	32	489	197.82	-56.86
EA22-401	5614817	675294	32	329	119.20	-43.85
EA22-403	5614738	675380	-121	137	179.59	-40.29
EA22-405	5614707	675386	-120	152	118.93	-25.64
EA22-407	5614602	675379	-122	161	205.28	-15.93